UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7 )
Under the Securities Exchange Act of 1934

BRIGHTPOINT, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
109473405
(CUSIP Number)
Andrew Bennett
Nordic Capital VI Limited
26 Esplanade
St. Helier, Jersey JE2 3QA
Channel Islands
+44-1534-605101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: Nordic Capital VI Limited
	I.R.S. Identification No. of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	09.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%*

14.	TYPE OF REPORTING PERSON

	CO
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: NC Telecom Holding A/S (formerly known as Dangaard Holding A/S)
	I.R.S. Identification No. Of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Denmark

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%*

14.	TYPE OF REPORTING PERSON

	CO
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: Nordic Capital VI Alpha, L.P.
	I.R.S. Identification No. of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	09.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%*

14.	TYPE OF REPORTING PERSON

	PN
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: Nordic Capital VI Beta, L.P.
	I.R.S. Identification No. of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	09.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%*

14.	TYPE OF REPORTING PERSON

	PN
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: Nordic Wholesale Services Limited
	I.R.S. Identification No. Of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%*

14.	TYPE OF REPORTING PERSON

	CO
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: Nordic Wholesale Services S.a.r.l.
	I.R.S. Identification No. Of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14.	TYPE OF REPORTING PERSON

	CO
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

CUSIP No.	109473405

1.	NAME OF REPORTING PERSON: Partner Escrow Holding A/S
	I.R.S. Identification No. Of Above Person (Entities Only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Denmark

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%*

14.	TYPE OF REPORTING PERSON

	CO
* Based on 78,897,226 shares of common stock outstanding as of November 2, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 4, 2009.

     This Amendment No. 7 hereby amends and restates Item 5 of the statement of beneficial ownership on Schedule 13D (as amended, the “Schedule 13D”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Brightpoint, Inc., an Indiana corporation (“Brightpoint”), filed on August 10, 2007 and amended on June 29, 2009, July 22, 2009, July 31, 2009, October 7, 2009, November 17, 2009 and January 13, 2010 by and on behalf of the Reporting Persons. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 7 have the same meanings ascribed to them in the initial Schedule 13D, as amended.
Item 5. Interest in Securities of the Issuer.
The information set forth in Item 5 is hereby amended and restated to read as follows:
     (a), (b) and (e) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
     On January 15, 2010, PEH, Nordic Capital VI Limited, Nordic Capital VI Alpha, L.P., Nordic Capital VI Beta, L.P., and Nordic Wholesale Services Limited ceased to be the beneficial owner of any Brightpoint Common Stock. As disclosed in prior amendments to this Schedule 13D, NC Telecom Holding A/S and Nordic Wholesale Services S.a.r.l. ceased to be the beneficial owner of any Brightpoint Common Stock prior to January 15, 2010.
     Nordic Capital VI Limited, Nordic Capital VI Alpha, L.P., Nordic Capital VI Beta, L.P., and Nordic Wholesale Services Limited may have been deemed to be the beneficial owners of the shares of Brightpoint Common Stock held by PEH due to the claim held by Nordic Wholesale Services Limited on PEH, which claim may be settled in cash or in shares of Brightpoint Common Stock. As a result of the sale of Brightpoint Common Stock reported in this Amendment No. 7, the claim will be settled in cash.
     (c) On January 11, 2010, Brightpoint and PEH entered into an Agreement of Purchase and Sale, pursuant to which PEH agreed to sell to Brightpoint the 9,187,164 shares of Brightpoint Common Stock held by PEH for a total purchase price of $56,960,416.80 in cash, or $6.20 per share. This transaction closed on January 15, 2010, and on such date PEH caused American Stock Transfer & Trust Company, the transfer agent of Brightpoint, to deliver the 9,187,164 shares to Brightpoint.
     (d) Not applicable.

Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of October 7, 2009, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to Amendment No. 4 of the Schedule 13D filed by the Reporting Persons on October 7, 2009).
2.	Stock Purchase Agreement, dated as of February 19, 2007, by and among Dangaard Holding A/S, a Danish company, Dangaard Telecom A/S, a Danish company and a wholly owned subsidiary of Dangaard Holding A/S, Brightpoint, Inc., an Indiana corporation, and, for purposes of Sections 6.16 and 12.4 only, Nordic Capital Fund VI (consisting of: Nordic Capital VI Alpha, L.P. and Nordic Capital VI Beta, L.P., Jersey limited partnerships acting through their general partner, Nordic Capital VI Limited, a Jersey company, NC VI Limited, a Jersey company, and Nordic Industries Limited, a Jersey company) and First, Second and Third Amendments thereto (incorporated by reference to Annex A to Brightpoint, Inc.’s Definitive Proxy Statement on Schedule 14A filed on June 20, 2007).
3.	Shareholder Agreement, dated as of July 31, 2007, by and between Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.1 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).
4.	Registration Rights Agreement, dated as of July 31, 2007, among Brightpoint, Inc. and Dangaard Holding A/S (incorporated by reference to Exhibit 4.2 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).
5.	Escrow Agreement, dated as of July 31, 2007, by and among Brightpoint, Inc., Dangaard Holding A/S, and American Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to Brightpoint, Inc.’s Current Report on Form 8-K filed on August 2, 2007).
6.	Underwriting Agreement, dated as of July 15, 2009, among Brightpoint, Inc., NC Telecom Holding A/S, and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 1.1 to Brightpoint, Inc.’s Current Report on Form 8-K filed on July 21, 2009).
7.	Settlement Agreement, dated as of October 1, 2009, by and among Brightpoint, Inc., NC Telecom Holding A/S, Nordic Wholesale Services S.a.r.l., the beneficial owner of NC Holding, and Nordic Capital Fund VI (consisting of Nordic Capital VI Alpha, L.P., Nordic Capital VI Beta, L.P., Nordic Capital VI Limited, NC VI Limited and Nordic Industries Limited) (incorporated by reference to Exhibit 7 to Amendment No. 4 of the Schedule 13D filed by the Reporting Persons on October 7, 2009).
8.	Assignment Letter, dated as of November 13, 2009, by NC Telecom Holding A/S (incorporated by reference to Exhibit 8 to Amendment No. 5 of the Schedule 13D filed by the Reporting Persons on November 17, 2009).

9.	Joinder Agreement, dated as of November 13, 2009, by Partner Escrow Holding A/S (incorporated by reference to Exhibit 9 to Amendment No. 5 of the Schedule 13D filed by the Reporting Persons on November 17, 2009).
10.	Agreement of Purchase and Sale, dated as of January 11, 2010, by and among Brightpoint, Inc. and Partner Escrow Holding A/S (incorporated by reference to Exhibit 10 to Amendment No. 6 of the Schedule 13D filed by the Reporting Persons on January 13, 2010).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 19, 2010

NORDIC CAPITAL VI LIMITED
By:	/s/ Lynda Elliott
	Name:	Lynda Elliott
	Title:	Director

NORDIC CAPITAL VI ALPHA, L.P.
By:	NORDIC CAPITAL VI LIMITED
Its General Partner

By:	/s/ Lynda Elliott
	Name:	Lynda Elliott
	Title:	Director

NORDIC CAPITAL VI BETA, L.P.
By:	NORDIC CAPITAL VI LIMITED
Its General Partner

By:	/s/ Lynda Elliott
	Name:	Lynda Elliott
	Title:	Director

NORDIC WHOLESALE SERVICES LIMITED
By:	/s/ Lynda Elliott
	Name:	Lynda Elliott
	Title:	Director

NORDIC WHOLESALE SERVICES S.A.R.L.
By:	/s/ Ingrid Moinet
	Name:	Ingrid Moinet
	Title:	Class A Manager

PARTNER ESCROW HOLDING A/S
By:	/s/ Steen Pedersen
	Name:	Steen Pedersen
	Title:	Director

NC TELECOM HOLDING A/S
By:	/s/ Michael Haaning
	Name:	Michael Haaning
	Title:	Director